Exhibit 99.8

GALAPAGOS

Naamloze Vennootschap / Limited Liability Company

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

RPR / RLE (Antwerp, division Mechelen) 0466.460.429

Op 29 maart 2019 bedraagt het totaal aantal aandelen en stemrechten van Galapagos NV

54.614.791

On 29 March 2019, the total number of shares and voting rights of Galapagos NV amounts to

54,614,791